EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
October 29, 2019

In this Management's Discussion and Analysis ("MD&A"), "we", "us", "our", "Shopify" and "the Company" refer to Shopify Inc. and its consolidated subsidiaries, unless the context requires otherwise. In this MD&A, we explain Shopify's results of operations for the three and nine months ended September 30, 2019 and 2018, our cash flows for the nine months ended September 30, 2019 and 2018, and our financial position as of September 30, 2019. You should read this MD&A together with our unaudited condensed consolidated financial statements and the accompanying notes for the fiscal quarter ended September 30, 2019, as well as with our audited consolidated financial statements and the accompanying notes for the fiscal year ended December 31, 2018. Additional information regarding Shopify, including our 2018 annual information form and our annual report on Form 40-F for the year ended December 31, 2018, is available on our website at www.shopify.com, or at www.sedar.com and www.sec.gov.

Our unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All amounts are in U.S. dollars ("USD") except where otherwise indicated.
Our MD&A is intended to enable readers to gain an understanding of Shopify’s results of operations, cash flows and financial position. To do so, we provide information and analysis comparing our results of operations, cash flows and financial position for the most recently completed quarter with the same quarter from the preceding fiscal year. We also provide analysis and commentary that we believe will help investors assess our future prospects. In addition, we provide “forward-looking statements” that are not historical facts, but that are based on our current estimates, beliefs and assumptions and which are subject to known and unknown important risks, uncertainties, assumptions and other factors that could cause actual results to differ materially from current expectations. Forward-looking statements are intended to assist readers in understanding management's expectations as of the date of this MD&A and may not be suitable for other purposes. See “Forward-looking statements” below.
In this MD&A, references to our “solutions” means the combination of products and services that we offer to merchants, and references to “our merchants” as of a particular date means the total number of unique shops that are paying for a subscription to our platform.

Forward-looking Statements

This MD&A contains forward-looking statements under the provisions of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, and forward-looking information within the meaning of applicable Canadian securities legislation.

In some cases, you can identify forward-looking statements by words such as “may”, "might", “will”, “should”, “could”, “expects”, “intends”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “projects”, “potential”, “continue”, or the negative of these terms or other similar words. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. In particular, forward-looking statements in this MD&A include, but are not limited to, statements about:

•	the continued expansion of the number of channels for merchants to transact through;

•	the achievement of innovations and enhancements to, and expansion of, our platform and our solutions;

•	our exploration of new ways to accelerate checkout;

•	our ability to make it easier for merchants to manage their storefronts via their mobile devices;

•	whether a merchant using Shopify will ever need to re-platform;

•	the continued growth of our app developer, theme designer and partner ecosystem;

•	our plan to continue making investments to drive future growth;

•	our expectation to spend $1B over the next five years to build and operate the Shopify Fulfillment Network;

•
our expectation that the 6 River Systems Inc. ("6 River Systems") acquisition will expand our addressable market to include warehouse automation and accelerate the development of the Shopify Fulfillment Network;

•	our expectation that the integration of acquired companies will be successful;

•	our revenue growth objectives and expectations about future profitability;

•	our expectation that the continued growth of merchant solutions may cause a decline in our overall gross margin percentage;

•
our expectation that as a result of the continued growth of our merchant solutions offerings, our seasonality will continue to affect our quarterly results and our business may become more seasonal in the future, and that historical patterns may not be a reliable indicator of our future performance;

•
our plan to continue to expand sales and marketing efforts to attract new merchants, retain revenue from existing merchants and increase revenues from both new and existing merchants, including adding sales personnel and expanding our marketing activities to continue to generate additional leads and build brand awareness;

•
our expectation that the overall trend of merchant solutions revenue making up an increasing component of total revenues over time, most notably in the fourth quarter due to higher holiday volume, will continue over time;

•	our expectation that our results of operations will be adversely impacted by an increase in the value of the Canadian dollar ("CAD") relative to the USD;

•	our belief that we have sufficient liquidity to meet our current and planned financial obligations over the next 12 months;

•	our expectations regarding contractual and contingent obligations;

•	our accounting estimates and assumptions made in the preparation of our financial statements; and

•	our expectations regarding the impact of accounting standards not yet adopted.

The forward-looking statements contained in this MD&A are based on our management’s perception of historic trends, current conditions and expected future developments, as well as other assumptions that management believes are appropriate in the circumstances, which include, but are not limited to:

•	our ability to increase the functionality of our platform;

•	our ability to offer more sales channels that can connect to the platform;

•	our belief in the increasing importance of a multi-channel platform that is both fully integrated and easy to use;

•	our belief that commerce transacted over mobile will continue to grow more rapidly than desktop transactions;

•	our ability to expand our merchant base, retain revenue from existing merchants as they grow their businesses, and increase sales to both new and existing merchants;

•	our ability to manage our growth effectively;

•	our expectation that the Shopify Fulfillment Network is well positioned to improve supply chain economics and delivery for merchants by leveraging our scale with deep machine learning tools;

•	our ability to protect our intellectual property rights;

•	our belief that our merchant solutions make it easier for merchants to start a business and grow on our platform;

•	our ability to develop new solutions to extend the functionality of our platform, provide a high level of merchant service and support;

•	our ability to hire, retain and motivate qualified personnel;

•	our ability to enhance our ecosystem and partner programs, and the assumption that this will drive growth in our merchant base, further accelerating growth of the ecosystem;

•
our belief that our investments and acquisitions will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our merchants, help drive future growth and accelerate our product roadmap;

•	our ability to achieve our revenue growth objectives while controlling costs and expenses, and our ability to achieve or maintain profitability;

•	our belief that monthly recurring revenue ("MRR") is most closely correlated with the long-term value of our merchant relationships;

•	our assumptions regarding the principal competitive factors in our markets;

•	our ability to predict future commerce trends and technology;

•	our assumptions that higher-margin solutions such as Shopify Capital and Shopify Shipping will continue to contribute to revenues and to grow through increased adoption and international expansion;

•	our expectation that Shopify Payments will continue to expand internationally;

•
our belief that our investments in sales and marketing initiatives will continue to be effective in growing the number of merchants using our platform, in retaining revenue from existing merchants and increasing revenues from both;

•	our ability to develop processes, systems and controls to enable our internal support functions to scale with the growth of our business;

•	our ability to obtain sufficient space for our growing employee base;

•	our ability to retain key personnel;

•	our ability to protect against currency, interest rate, concentration of credit and inflation risks;

•	our assumptions as to our future expenses and financing requirements;

•	our assumptions as to our critical accounting policies and estimates; and

•	our assumptions as to the effects of accounting pronouncements to be adopted.

Factors that may cause actual results to differ materially from current expectations may include, but are not limited to, risks and uncertainties that are discussed in greater detail in the "Risk Factors" section of our Annual Information Form for the year ended December 31, 2018 and elsewhere in this MD&A, including but not limited to risks relating to:

•	sustaining our rapid growth;

•	managing our growth;

•	our history of losses and our potential inability to achieve profitability;

•	our limited operating history in new and developing markets and new geographic regions;

•	our ability to innovate;

•	a denial of service attack or security breach;

•	payments processed through Shopify Payments;

•	our reliance on a single supplier to provide the technology we offer through Shopify Payments;

•	the security of personal information we store relating to merchants and their buyers, as well as buyers with whom we have a direct relationship;

•	evolving privacy laws and regulations, cross-border data transfer restrictions, data localization requirements and other domestic or foreign regulations may limit the use and adoption of our services;

•	our potential inability to hire, retain and motivate qualified personnel;

•	international sales and the use of our platform in various countries;

•	our potential inability to compete successfully against current and future competitors;

•	serious software errors or defects;

•	exchange rate fluctuations that may negatively affect our results of operations;

•	our potential inability to achieve or maintain data transmission capacity;

•	the reliance of our growth in part on the success of our strategic relationships with third parties;

•	our potential failure to maintain a consistently high level of customer service;

•	our use of a limited number of data centers and a cloud-based platform to deliver our services;

•	ineffective operations of our solutions when accessed through mobile devices;

•	changes to technologies used in our platform or new versions or upgrades of operating systems and internet browsers;

•	the impact of worldwide economic conditions, including the resulting effect on spending by small and medium-sized businesses ("SMBs") or their buyers;

•	potential claims by third parties of intellectual property infringement;

•	our potential inability to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third parties from making unauthorized use of our technology;

•	our use of open source software;

•	our potential inability to generate traffic to our website through search engines and social networking sites;

•	our potential failure to effectively maintain, promote and enhance our brand;

•	our dependence on the continued services and performance of our senior management and other key employees;

•	activities of merchants or partners or the content of merchants' shops;

•	acquisitions and investments;

•	seasonal fluctuations;

•
our reliance on computer hardware, purchased or leased, software licensed from and services rendered by third parties, in order to provide our solutions and run our business, sometimes by a single-source supplier;

•	Shopify Capital and offering financing;

•	our pricing decisions for our solutions;

•	provisions of our financial instruments;

•	our potential inability to raise additional funds as may be needed to pursue our growth strategy or continue our operations, on favorable terms or at all;

•	unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns;

•	new tax laws could be enacted or existing laws could be applied to us or our merchants;

•	our tax loss carryforwards;

•	our dependence upon buyers’ and merchants’ access to, and willingness to use, the internet for commerce;

•	ownership of our shares;

•	our sensitivity to interest rate fluctuations;

•	our concentration of credit risk, and the ability to mitigate that risk using third parties; and

•	the risk of inflation.

Although we believe that the plans, intentions, expectations, assumptions and strategies reflected in our forward-looking statements are reasonable, these statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future results. You should read this MD&A and the documents that we reference in this MD&A completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this MD&A represent our views as of the date of this MD&A. We anticipate that subsequent events and developments may cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. Therefore, these forward-looking statements do not represent our views as of any date other than the date of this MD&A.

Overview

Shopify is a leading global commerce company, providing trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for reliability, while delivering a better shopping experience for consumers everywhere. The Company builds web- and mobile-based software and lets merchants easily set up beautiful online storefronts that are rich with retail functionality. Merchants use the Company's software to run their business across all of their sales channels, including web and mobile storefronts, physical retail locations, social media storefronts, and marketplaces. The Shopify platform provides merchants with a single view of their business and customers across all of their sales channels and enables them to manage products and inventory, process orders and payments, fulfill and ship orders, build customer relationships, source products, leverage analytics and reporting, and access financing, all from one integrated back office.

In an era where social media, cloud computing, mobile devices, and data analytics are creating new possibilities for commerce, Shopify provides differentiated value by offering merchants:

A multi-channel front end. Our software enables merchants to easily display, manage, and sell their products across over a dozen different sales channels, including web and mobile storefronts, physical retail locations, pop-up shops, social media storefronts, native mobile apps, buy buttons, and marketplaces. The Shopify application program interface ("API") has been developed to support custom storefronts that let merchants sell anywhere, in any language.

A single integrated back end. Our software provides one single integrated, easy-to-use back end that merchants use to manage their business and buyers across these multiple sales channels. Merchants use their Shopify dashboard to manage products and inventory, process orders and payments, fulfill and ship orders, build customer relationships, source products, leverage analytics and reporting, and access financing.

A data advantage. Our software is delivered to merchants as a service, and operates on a shared infrastructure. With each new transaction processed, we grow our data proficiency. This cloud-based infrastructure not only relieves merchants from running and securing their own hardware, it also consolidates data generated by the interactions between buyers and merchants’ shops, as well as those of our merchants on the Shopify platform, providing rich data to inform both our own decisions as well as those of our merchants.

Shopify also enables merchants to build their own brand, leverage mobile technology, and handle massive traffic spikes with flexible infrastructure.

Brand ownership. Shopify is designed to help our merchants own their brand, develop a direct relationship with their buyers, and make their buyer experience memorable and distinctive. We recognize that in a world where buyers have more choices than ever before, a merchant’s brand is increasingly important. The Shopify platform is designed to allow a merchant to keep their brand present in every interaction to help build buyer loyalty and competitive advantage. While our platform is designed to empower merchants first, merchants benefit when buyers are confident that their payments are secure. We believe that an increasing awareness among buyers that Shopify provides a superior and secure checkout experience is an additional advantage for our merchants in an increasingly competitive market. For merchants using Shopify Payments, buyers are already getting a superior experience, and with our investments in additional customer touchpoints such as retail, fulfillment, and shipping, brands that sell on Shopify can offer buyers an end-to-end, managed shopping experience that previously was only available to much larger businesses.

Mobile. As ecommerce expands as a percentage of overall retail transactions, today’s buyers expect to be able to transact anywhere, anytime, on any device through an experience that is simple, seamless, and secure. As transactions over mobile devices represent the majority of transactions across online stores powered by Shopify, the mobile experience is a merchant’s primary and most important interaction with online buyers. For several years Shopify has focused on enabling mobile commerce, and the Shopify platform now includes a mobile-optimized checkout system, designed to enable merchants’ buyers to more easily buy products over mobile websites. Our merchants are able to offer their buyers the ability to quickly and securely check out by using Shopify Pay, Apple Pay, and Google Pay on the web, and we continue to explore other new ways to accelerate checkout. Shopify’s mobile capabilities are not limited to the front end: merchants who are often on-the-go find themselves managing their storefronts via their mobile devices, as Shopify continues to strive to make it ever easier to do so.

Infrastructure. We build our platform to address the growing challenges facing merchants with the aim of making complex tasks simple. The Shopify platform is engineered to enterprise-level standards and functionality while being designed for simplicity and ease of use. We also design our platform with a robust technical infrastructure able to manage large spikes in traffic that accompany events such as new product releases, holiday shopping seasons, and flash sales. We are constantly innovating and enhancing our platform, with our continuously deployed, multi-tenant architecture ensuring all of our merchants are always using the latest technology.

This combination of ease of use with enterprise-level functionality allows merchants to start with a Shopify store and grow with our platform to almost any size. Using Shopify, merchants may never need to re-platform. Our Shopify Plus subscription plan was created to accommodate larger merchants, with additional functionality, scalability and support requirements. Shopify Plus is also designed for larger merchants not already on Shopify who want to migrate from their expensive and complex legacy solutions and get more functionality.

A rich ecosystem of app developers, theme designers and other partners, such as digital and service professionals, marketers, photographers, and affiliates has evolved around the Shopify platform. Approximately 23,000 of these partners have referred merchants to Shopify over the last year, and this strong, symbiotic relationship continues to grow. We believe this ecosystem has grown in part due to the platform’s functionality, which is highly extensible and can be expanded through our API and the approximately 3,200 apps available in the Shopify App Store. The partner ecosystem helps drive the growth of our merchant base, which in turn further accelerates growth of the ecosystem.

Our mission is to make commerce better for everyone, and we believe we can help merchants of nearly all sizes, from aspirational entrepreneurs to large enterprises, and all retail verticals realize their potential at all stages of their business life cycle. While our platform can scale to meet the needs of large merchants, we focus on selling to small and medium-sized businesses and entrepreneurs. Most of our merchants are on subscription plans that cost less than $50 per month, which is in line with our focus of providing cost effective solutions for early stage businesses. In the nine months ended September 30, 2019, our platform facilitated Gross Merchandise Volume ("GMV") of $40.5 billion, representing an increase of 49.6% from the nine months ended September 30, 2018. A detailed description of this metric is presented below in the section entitled, “Key Performance Indicators”.

Our business has experienced rapid growth. During the nine months ended September 30, 2019 our total revenue was $1,073.0 million, an increase of 47.1% versus the nine months ended September 30, 2018. Our business model has two revenue streams: a recurring subscription component we call subscription solutions and a merchant success-based component we call merchant solutions.
In the nine months ended September 30, 2019, subscription solutions revenues accounted for 42.8% of our total revenues (45.4% in the nine months ended September 30, 2018). We offer a range of plans that increase in price depending on additional features and economic considerations. Our highest-end plan, Shopify Plus, is offered at a starting rate that is several times that of our standard Shopify plans. Shopify Plus caters to merchants with higher-volume sales and offers additional functionality, scalability and support requirements, including a dedicated Merchant Success Manager. Allbirds, Gymshark, Nestle, and Staples are a few of the Shopify Plus merchants seeking a reliable, cost-effective and scalable commerce solution. The flexibility of our pricing plans is designed to help our merchants grow in a cost-effective manner and to provide more advanced features and support as their business needs evolve.
Revenue from subscription solutions is generated through the sale of subscriptions to our platform, including variable platform fees, and from the sale of themes, apps, and the registration of domain names. Our merchants typically enter into monthly subscription agreements. The revenue from these agreements is recognized over time on a ratable basis over the contractual term and therefore we have deferred revenue on our balance sheet. We do not consider this deferred revenue balance to be a good indicator of future revenue. Instead, we believe Monthly Recurring Revenue ("MRR") is most closely correlated with the long-term value of our merchant relationships. Subscription solutions revenues increased from $331.4 million in the nine months ended September 30, 2018 to $459.1 million in the nine months ended September 30, 2019, representing an increase of 38.5%. As of September 30, 2019, MRR totaled $50.7 million, representing an increase of 33.8% relative to MRR at September 30, 2018. Subscription solutions revenue has been growing at a faster rate than MRR due to apps and platform fees increasing as a percentage of total subscription solutions. A detailed description of this metric is presented below in the section entitled, "Key Performance Indicators".
We offer a variety of merchant solutions that are designed to add value to our merchants and augment our subscription solutions. During the nine months ended September 30, 2019, merchant solutions revenues accounted for 57.2% of total revenues (54.6% in the nine months ended September 30, 2018). We principally generate merchant solutions revenues from payment processing fees from Shopify Payments. Shopify Payments is a fully integrated payment processing service that allows our merchants to accept and process payment cards online and offline. In addition to payment processing fees from Shopify Payments, we also generate merchant solutions revenue from transaction fees, referral fees from partners, Shopify Capital, Shopify Shipping, and sales of point-of-sale ("POS") hardware. Our merchant solutions revenues are directionally correlated with the level of GMV that our merchants process through our platform. Merchant solutions revenues increased from $397.9 million in the nine months ended September 30, 2018 to $613.9 million in the nine months ended September 30, 2019, representing an increase of 54.3%.
Our business model is driven by our ability to attract new merchants, retain revenue from existing merchants, and increase sales to both new and existing merchants. Our merchants represent a wide array of retail verticals and business sizes and no single merchant has ever represented more than five percent of our total revenues in a single reporting period. We believe that our future success is dependent on many factors, including our ability to expand our merchant base, retain merchants as they grow their businesses on our platform, offer more sales channels that connect merchants with their specific target audience, develop new solutions to extend our platform’s functionality and catalyze merchants’ sales growth, enhance our ecosystem and partner programs, provide a high level of merchant support, hire, retain and motivate qualified personnel, and build with a focus on maximizing long-term value.
We have focused on rapidly growing our business and plan to continue making investments to drive future growth. We believe that our investments will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our merchants. Consistent with investing for the long-term, we announced in June 2019, at our annual partner conference, that we expect to spend $1B over the next five years to build and operate the Shopify Fulfillment Network, a network of fulfillment centers dispersed across the United States to help ensure merchants’ orders are delivered to buyers quickly and cost-effectively. We expect the Shopify Fulfillment Network is well positioned to improve supply chain economics and delivery for merchants by leveraging our scale with deep machine learning tools, including demand forecasting, smart inventory allocation across warehouses and intelligent order routing.
On October 17, 2019, we completed the acquisition of 6 River Systems, a company based in Waltham, United States, that provides collaborative warehouse fulfillment solutions. By adding 6 River Systems' cloud-based software and collaborative mobile robots, we gain a leadership team with experience in fulfillment; expand our addressable market to include warehouse automation; and intend to accelerate the development of the Shopify Fulfillment Network.

Key Performance Indicators

Key performance indicators, which we do not consider to be non-GAAP measures, that we use to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions include Monthly Recurring Revenue ("MRR") and Gross Merchandise Volume ("GMV"). Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

The following table shows MRR and GMV for the three and nine months ended September 30, 2019 and 2018.

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019		2018
	(in thousands)		(in thousands)
Monthly Recurring Revenue	$50,650	$37,855	$50,650		$37,855
Gross Merchandise Volume	$14,821,110	$9,994,608	$40,507,131	(1)	$27,082,729

(1) In Q3 2019 we began including in GMV, transactions on certain apps and channels for which a revenue-sharing arrangement is in place. We have adjusted our six month ended June 30, 2019 GMV by $39.2 million to reflect this change.

Monthly Recurring Revenue

We calculate MRR at the end of each period by multiplying the number of merchants who have subscription plans with us at the period end date by the average monthly subscription plan fee, which excludes variable platform fees, in effect on the last day of that period, assuming they maintain their subscription plans the following month. MRR allows us to average our various pricing plans and billing periods into a single, consistent number that we can track over time. We also analyze the factors that make up MRR, specifically the number of paying merchants using our platform and changes in our average revenue earned from subscription plan fees per paying merchant. In addition, we use MRR to forecast monthly, quarterly and annual subscription plan revenue, which makes up the majority of our subscriptions solutions revenue. We had $50.7 million of MRR as at September 30, 2019 compared to $37.9 million as at September 30, 2018.

Gross Merchandise Volume

GMV is the total dollar value of orders facilitated through our platform in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes. GMV does not represent revenue earned by us. However, the volume of GMV facilitated through our platform is an indicator of the success of our merchants and the strength of our platform. Our merchant solutions revenues are also directionally correlated with the level of GMV facilitated through our platform. For the three and nine months ended September 30, 2019, we facilitated GMV of $14.8 billion and $40.5 billion, respectively (2018 - $10.0 billion and $27.1 billion, respectively).

Factors Affecting the Comparability of Our Results

Change in Revenue Mix

As a result of the continued growth of Shopify Payments, transaction fees, revenue sharing agreements, Shopify Capital, and Shopify Shipping, our revenues from merchant solutions have generally increased significantly. Merchant solutions are intended to complement subscription solutions by providing additional value to our merchants and increasing their use of our platform. Gross profit margins on Shopify Payments, the biggest driver of merchant solutions revenue, are typically lower than on subscription solutions due to the associated third-party costs of providing this solution. We view this revenue stream as beneficial to our operating margins, as Shopify Payments requires significantly less sales and marketing and research and development expense than Shopify’s core subscription business. The lower margins on merchant solutions compared to subscription solutions means that the continued growth of merchant solutions may cause a decline in our overall gross margin percentage.

Seasonality

Our merchant solutions revenues are directionally correlated with the level of GMV that our merchants facilitated through our platform. Our merchants typically process additional GMV during the fourth quarter holiday season. As a result, we have historically generated higher merchant solutions revenues in our fourth quarter than in other quarters. While we believe that this seasonality has affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date. As a result of the continued growth of our merchant solutions offerings, we believe that our business may become more seasonal in the future and that historical patterns in our business may not be a reliable indicator of our future performance.

Foreign Currency Fluctuations

While most of our revenues are denominated in USD, a significant portion of our operating expenses are incurred in CAD. As a result, our results of operations will be adversely impacted by an increase in the value of the CAD relative to the USD. In addition, a portion of Shopify Payments revenue is based on the local currency of the country in which the applicable merchant is located and these transactions expose us to currency fluctuations to the extent non-USD based payment processing and other merchant solutions revenues increase. Refer to the "Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Exchange Risk" section below for additional information on the effect on reported results of changes in foreign exchange rates.

Key Components of Results of Operations

There have been no significant changes to the key components of results of operations during the nine months ended September 30, 2019. See Management's Discussion and Analysis dated February 12, 2019 as well as our Annual Report on Form 40-F for the year ended December 31, 2018 for details on the key components of results of operations.

Quarterly Results of Operations

The following table sets forth our results of operations for the three and nine months ended September 30, 2019 and 2018.

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	(in thousands, except share and per share data)
Revenues:
Subscription solutions	$165,577	$120,517	$459,075	$331,436
Merchant solutions	224,975	149,547	613,938	397,931
	390,552	270,064	1,073,013	729,367
Cost of revenues(1)(2):
Subscription solutions	33,263	26,600	90,786	74,284
Merchant solutions	140,593	93,737	380,475	244,559
	173,856	120,337	471,261	318,843
Gross profit	216,696	149,727	601,752	410,524
Operating expenses:
Sales and marketing(1)	116,546	91,635	340,778	254,906
Research and development(1)	90,387	61,629	252,262	163,650
General and administrative(1)	45,421	27,831	119,780	74,430
Total operating expenses	252,354	181,095	712,820	492,986
Loss from operations	(35,658)	(31,368)	(111,068)	(82,462)
Other income:
Interest income, net	11,644	8,078	35,896	20,171
Foreign exchange gain (loss)	(432)	106	(2,103)	(748)
	11,212	8,184	33,793	19,423
Loss before income taxes	(24,446)	(23,184)	(77,275)	(63,039)
Provision for income taxes	48,338	—	48,338	—
Net loss	$(72,784)	$(23,184)	$(125,613)	$(63,039)
Basic and diluted net loss per share attributable to shareholders	$(0.64)	$(0.22)	$(1.12)	$(0.60)
Weighted average shares used to compute basic and diluted net loss per share attributable to shareholders	113,086,997	106,647,222	112,015,160	104,976,730

(1) Includes stock-based compensation expense and related payroll taxes as follows:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018

Cost of revenues	$1,041	$655	$2,881	$1,781
Sales and marketing	9,692	6,397	26,848	17,415
Research and development	25,913	15,669	72,284	42,806
General and administrative	7,853	5,007	21,328	12,334
	$44,499	$27,728	$123,341	$74,336

(2) Includes amortization of acquired intangibles as follows:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018

Cost of revenues	$1,707	$1,241	$4,978	$3,467

Revenues

	Three months ended September 30,		2019 vs. 2018	Nine months ended September 30,		2019 vs. 2018
	2019	2018	% Change	2019	2018	% Change
	(in thousands, except percentages)
Revenues:
Subscription solutions	$165,577	$120,517	37.4%	$459,075	$331,436	38.5%
Merchant solutions	224,975	149,547	50.4%	613,938	397,931	54.3%
	$390,552	$270,064	44.6%	$1,073,013	$729,367	47.1%
Percentage of revenues:
Subscription solutions	42.4%	44.6%		42.8%	45.4%
Merchant solutions	57.6%	55.4%		57.2%	54.6%
Total revenues	100.0%	100.0%		100.0%	100.0%

Subscription Solutions

Subscription solutions revenues increased $45.1 million, or 37.4%, for the three months ended September 30, 2019 compared to the same period in 2018. The period over period increase was primarily a result of growth in MRR, which was driven largely by the higher number of merchants using our platform.

Subscription solutions revenues increased $127.6 million, or 38.5%, for the nine months ended September 30, 2019 compared to the same period in 2018. The period over period increase was primarily a result of growth in MRR, which was driven largely by the higher number of merchants using our platform.

Merchant Solutions

Merchant solutions revenues increased $75.4 million, or 50.4%, for the three months ended September 30, 2019 compared to the same period in 2018. The increase in merchant solutions revenues was primarily a result of Shopify Payments revenue growing in the three months ended September 30, 2019 compared to the same period in 2018. This increase was a result of an increase in the number of merchants using our platform, continued expansion into new geographical regions, and an increase in our Shopify Payments penetration rate, which was 42.1%, resulting in GMV of $6.2 billion that was facilitated using Shopify Payments for the three months ended September 30, 2019. This compares to a penetration rate of 41.1% resulting in GMV of $4.1 billion that was facilitated using Shopify Payments in the same period in 2018.

Merchant solutions revenues increased $216.0 million, or 54.3%, for the nine months ended September 30, 2019 compared to the same period in 2018. The increase in merchant solutions revenues was primarily a result of Shopify Payments revenue growing in the nine months ended September 30, 2019 compared to the same period in 2018. This increase was a result of an increase in number of merchants using our platform, continued expansion into new geographical regions, and an increase in our Shopify Payments penetration, which was 41.7%, resulting in GMV of $16.9 billion that was facilitated using Shopify Payments for the nine months ended September 30, 2019. This compares to a penetration rate of 39.9% resulting in GMV of $10.8 billion that was facilitated using Shopify Payments in the same period in 2018.

In addition to the increase in revenue from Shopify Payments, revenue from transaction fees, referral fees from partners, Shopify Capital, and Shopify Shipping increased during the three and nine months ended September 30, 2019 compared to the same periods in 2018, as a result of the increase in GMV facilitated through our platform compared to the same periods in 2018.

Cost of Revenues

	Three months ended September 30,		2019 vs. 2018	Nine months ended September 30,		2019 vs. 2018
	2019	2018	% Change	2019	2018	% Change
	(in thousands, except percentages)
Cost of revenues:
Cost of subscription solutions	$33,263	$26,600	25.0%	$90,786	$74,284	22.2%
Cost of merchant solutions	140,593	93,737	50.0%	380,475	244,559	55.6%
Total cost of revenues	$173,856	$120,337	44.5%	$471,261	$318,843	47.8%
Percentage of revenues:
Cost of subscription solutions	8.5%	9.8%		8.5%	10.2%
Cost of merchant solutions	36.0%	34.7%		35.5%	33.5%
	44.5%	44.5%		44.0%	43.7%

Cost of Subscription Solutions
Cost of subscription solutions increased $6.7 million, or 25.0%, for the three months ended September 30, 2019 compared to the same period in 2018. The increase was due to an increase in the costs necessary to support a greater number of merchants using our platform, resulting in an increase in: infrastructure and hosting costs, credit card fees for processing merchant billings, amortization related to newly launched platform enhancements, employee-related costs, payments to third-party partners for the registration of domain names, and payments to third-party theme developers. As a percentage of revenues, cost of subscription solutions decreased from 9.8% in the three months ended September 30, 2018 to 8.5% in the three months ended September 30, 2019 due to subscription solutions representing a smaller percentage of our total revenues and a decrease in infrastructure and hosting costs as well as employee-related costs relative to subscription solutions revenue.
Cost of subscription solutions increased $16.5 million, or 22.2%, for the nine months ended September 30, 2019 compared to the same period in 2018. The increase was due to an increase in the costs necessary to support a greater number of merchants using our platform, resulting in an increase in: credit card fees for processing merchant billings, amortization related to newly launched platform enhancements, infrastructure and hosting costs, employee-related costs, payments to third-party partners for the registration of domain names, and payments to third-party theme developers. As a percentage of revenues, cost of subscription solutions decreased from 10.2% in the nine months ended September 30, 2018 to 8.5% in the nine months ended September 30, 2019 due to subscription solutions representing a smaller percentage of our total revenues and a decrease in infrastructure and hosting costs as well as employee-related costs relative to subscription solutions revenue.

Cost of Merchant Solutions

Cost of merchant solutions increased $46.9 million, or 50.0%, for the three months ended September 30, 2019 compared to the same period in 2018. The increase was primarily due to higher payment processing and interchange fees resulting from an increase in GMV facilitated through Shopify Payments. The increase was also due to an increase in cost of POS hardware units, credit card fees for processing merchant billings, product costs associated with expanding our product offerings, and infrastructure and hosting costs. Cost of merchant solutions as a percentage of revenues increased from 34.7% in the three months ended September 30, 2018 to 36.0% in the three months ended September 30, 2019, mainly as a result of Shopify Payments representing a larger percentage of total revenue.

Cost of merchant solutions increased $135.9 million, or 55.6%, for the nine months ended September 30, 2019 compared to the same period in 2018. The increase was primarily due to higher payment processing and interchange fees resulting from an increase in GMV facilitated through Shopify Payments, which was partly mitigated by new partner pricing terms, which included a one-time benefit in the quarter ended June 30, 2019. The increase was also due to an increase in credit card fees for processing merchant billings, product costs associated with expanding our product offerings, cost of POS hardware units, and infrastructure and hosting costs. Cost of merchant solutions as a percentage of revenues increased from 33.5% in the nine months ended September 30, 2018 to 35.5% in the nine months ended September 30, 2019, mainly as a result of Shopify Payments representing a larger percentage of total revenue. The increase in cost of merchant solutions as a percentage of revenues would have been higher had it not been for the new partner pricing terms, which included a one-time benefit.

Gross Profit

	Three months ended September 30,		2019 vs. 2018	Nine months ended September 30,		2019 vs. 2018
	2019	2018	% Change	2019	2018	% Change
	(in thousands, except percentages)
Gross profit	$216,696	$149,727	44.7%	$601,752	$410,524	46.6%
Percentage of total revenues	55.5%	55.4%		56.1%	56.3%

Gross profit increased $67.0 million, or 44.7%, for the three months ended September 30, 2019 compared to the same period in 2018. As a percentage of total revenues, gross profit increased from 55.4% in the three months ended September 30, 2018 to 55.5% in the three months ended September 30, 2019, principally due to lower infrastructure and hosting and employee-related costs relative to total revenues as well as new partner pricing terms on payment processing and interchange fees. This was offset by Shopify Payments representing a larger percentage of total revenues.

Gross profit increased $191.2 million, or 46.6%, for the nine months ended September 30, 2019 compared to the same period in 2018. As a percentage of total revenues, gross profit decreased from 56.3% in the nine months ended September 30, 2018 to 56.1% in the nine months ended September 30, 2019, principally due to Shopify Payments representing a larger percentage of total revenues, offset by new partner terms, which included a one-time benefit in the quarter ended June 30, 2019, a decrease in infrastructure and hosting costs and employee-related costs relative to total revenues.

Operating Expenses

Sales and Marketing

	Three months ended September 30,		2019 vs. 2018	Nine months ended September 30,		2019 vs. 2018
	2019	2018	% Change	2019	2018	% Change
	(in thousands, except percentages)
Sales and marketing	$116,546	$91,635	27.2%	$340,778	$254,906	33.7%
Percentage of total revenues	29.8%	33.9%		31.8%	34.9%

Sales and marketing expenses increased $24.9 million, or 27.2%, for the three months ended September 30, 2019 compared to the same period in 2018, due to an increase of $15.4 million in marketing programs, such as advertisements on search engines and social media, spend on brand and media, as well as payments to partners, all of which support the growth of our business, an increase of $9.2 million in employee-related costs ($3.3 million of which related to stock-based compensation and related payroll taxes), and an increase of $0.3 million related to computer hardware and software.

Sales and marketing expenses increased $85.9 million, or 33.7%, for the nine months ended September 30, 2019 compared to the same period in 2018, due to an increase of $52.5 million in marketing programs, such as advertisements on search engines and social media, spend on brand and media, as well as payments to partners, all of which support the growth of our business, an increase of $31.4 million in employee-related costs ($9.4 million of which related to stock-based compensation and related payroll taxes), and an increase of $2.0 million related to computer hardware and software.

Research and Development

	Three months ended September 30,		2019 vs. 2018	Nine months ended September 30,		2019 vs. 2018
	2019	2018	% Change	2019	2018	% Change
	(in thousands, except percentages)
Research and development	$90,387	$61,629	46.7%	$252,262	$163,650	54.1%
Percentage of total revenues	23.1%	22.8%		23.5%	22.4%

Research and development expenses increased $28.8 million, or 46.7%, for the three months ended September 30, 2019 compared to the same period in 2018, due to an increase of $26.5 million in employee-related costs ($10.1 million of which related to stock-based compensation and related payroll taxes), and a $2.3 million increase in computer hardware and software costs, all as a result of the growth in our employee base and expanded development programs.

Research and development expenses increased $88.6 million, or 54.1%, for the nine months ended September 30, 2019 compared to the same period in 2018, due to an increase of $81.2 million in employee-related costs ($29.3 million of which related to stock-based compensation and related payroll taxes), a $5.2 million increase in computer hardware and software costs, and a $2.2 million increase in professional services fees, all as a result of the growth in our employee base and expanded development programs.

General and Administrative

	Three months ended September 30,		2019 vs. 2018	Nine months ended September 30,		2019 vs. 2018
	2019	2018	% Change	2019	2018	% Change
	(in thousands, except percentages)
General and administrative	$45,421	$27,831	63.2%	$119,780	$74,430	60.9%
Percentage of total revenues	11.6%	10.3%		11.2%	10.2%

General and administrative expenses increased $17.6 million, or 63.2%, for the three months ended September 30, 2019 compared to the same period in 2018, due to an increase of $5.9 million in employee-related costs ($2.8 million of which related to stock-based compensation and related payroll taxes), a $3.0 million increase in losses related to Shopify Payments, a $2.7 million increase in professional services fees for legal and finance services, a $2.5 million increase in losses and insurance costs related to Shopify Capital, a $2.0 million increase in finance costs, which includes sales and use and other value added taxes, insurance, and bank fees, a $1.0 million increase in general bad debt expense, and a $0.5 million increase in computer and software costs.

General and administrative expenses increased $45.4 million, or 60.9%, for the nine months ended September 30, 2019 compared to the same period in 2018, due to an increase of $20.9 million in employee-related costs ($9.0 million of which related to stock-based compensation and related payroll taxes), a $7.3 million increase in losses related to Shopify Payments, a $5.5 million increase in professional services fees for legal, finance, and tax services, a $4.6 million increase in finance costs, which includes sales and use and other value added taxes, insurance, and bank fees, a $4.3 million increase in losses and insurance costs related to Shopify Capital, a $1.7 million increase in general bad debt expense, and a $1.1 million increase in computer and software costs.

Other Income (Expenses)

	Three months ended September 30,		2019 vs. 2018	Nine months ended September 30,		2019 vs. 2018
	2019	2018	% Change	2019	2018	% Change
	(in thousands, except percentages)
Other income (expenses), net	$11,212	$8,184	*	$33,793	$19,423	*

*	Not a meaningful comparison

In the three months ended September 30, 2019 we had other income of $11.2 million, compared to other income of $8.2 million in the same period in 2018. The increase was driven mainly by an increase in interest income of $3.5 million, primarily as a result of our increased cash, cash equivalents and marketable securities balances. This was slightly offset by the fact that the foreign exchange gain of $0.1 million in 2018 changed to a loss of $0.4 million in 2019, resulting in a decrease in other income of $0.5 million.

In the nine months ended September 30, 2019 we had other income of $33.8 million, compared to other income of $19.4 million in the same period in 2018. The increase was driven mainly by an increase in interest income of $15.7 million, primarily as a result of our increased cash, cash equivalents and marketable securities balances. This was slightly offset by the fact that the foreign exchange loss of $0.8 million in 2018 increased to $2.1 million in 2019, resulting in a decrease in other income of $1.3 million.

Provision for Income Taxes

	Three months ended September 30,		2019 vs. 2018	Nine months ended September 30,		2019 vs. 2018
	2019	2018	% Change	2019	2018	% Change
	(in thousands, except percentages)
Provision for income taxes	$48,338	$—	*	$48,338	$—	*

*	Not a meaningful comparison

In July 2019, we formally established our EMEA headquarters in Ireland and our Asia-Pacific headquarters in Singapore. As a result of these actions, we transferred regional relationship and territory rights from our Canadian entity to enable each regional headquarters to develop and maintain merchant and commercial operations within its respective region, while keeping the ownership of all of the current developed technology within Canada. These transfers reflect the growing proportion of our business occurring internationally and resulted in a one-time capital gain. As a result of the capital gain, ongoing operations, the recognition of deferred tax assets and liabilities, and the utilization of all applicable credits and other tax attributes, including loss carryforwards, we have a provision for income taxes of $48.3 million in the three and nine months ended September 30, 2019.

Summary of Quarterly Results

The following table sets forth selected unaudited quarterly results of operations data for each of the eight quarters ended September 30, 2019. The information for each of these quarters has been derived from unaudited condensed consolidated financial statements that were prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflects all adjustments, which includes only normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods in accordance with U.S. GAAP. This data should be read in conjunction with our unaudited condensed consolidated financial statements and audited consolidated financial statements and related notes for the relevant period. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Three months ended
	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018	June 30, 2018	Mar 31, 2018	Dec 31, 2017
	(in thousands, except per share data)
Revenues:
Subscription solutions	$165,577	$153,047	$140,451	$133,560	$120,517	$110,721	$100,198	$93,918
Merchant solutions	224,975	208,932	180,031	210,302	149,547	134,242	114,142	128,896
	390,552	361,979	320,482	343,862	270,064	244,963	214,340	222,814
Cost of revenues:(1)(2)
Subscription solutions	33,263	$29,538	$27,985	$26,706	$26,600	$24,524	23,160	19,867
Merchant solutions	140,593	127,676	112,206	131,413	93,737	83,484	67,338	81,802
	173,856	157,214	140,191	158,119	120,337	108,008	90,498	101,669
Gross profit	216,696	204,765	180,291	185,743	149,727	136,955	123,842	121,145
Operating expenses:
Sales and marketing(1)	116,546	119,210	105,022	95,163	91,635	87,487	75,784	67,174
Research and development(1)	90,387	85,520	76,355	67,024	61,629	54,305	47,716	40,339
General and administrative(1)	45,421	39,655	34,704	33,014	27,831	25,924	20,675	19,745
Total operating expenses	252,354	244,385	216,081	195,201	181,095	167,716	144,175	127,258
Loss from operations	(35,658)	(39,620)	(35,790)	(9,458)	(31,368)	(30,761)	(20,333)	(6,113)
Other income	11,212	10,942	11,639	7,944	8,184	6,808	4,431	3,126
Loss before income taxes	$(24,446)	$(28,678)	$(24,151)	$(1,514)	$(23,184)	$(23,953)	$(15,902)	$(2,987)
Provision for income taxes	$48,338	$—	$—	$—	$—	$—	$—	$—
Net loss	$(72,784)	$(28,678)	$(24,151)	$(1,514)	$(23,184)	$(23,953)	$(15,902)	$(2,987)
Basic and diluted net loss per share attributable to shareholders	$(0.64)	$(0.26)	$(0.22)	$(0.01)	$(0.22)	$(0.23)	$(0.16)	$(0.03)

(1) Includes stock-based compensation expense and related payroll taxes as follows:

	Three months ended
	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018	June 30, 2018	Mar 31, 2018	Dec 31, 2017
	(in thousands)
Cost of revenues	$1,041	$1,026	$814	$660	$655	$637	$489	$370
Sales and marketing	9,692	9,511	7,645	6,641	6,397	6,249	4,769	3,182
Research and development	25,913	26,448	19,923	16,769	15,669	15,221	11,916	10,843
General and administrative	7,853	7,444	6,031	5,356	5,007	4,386	2,941	3,302
	$44,499	$44,429	$34,413	$29,426	$27,728	$26,493	$20,115	$17,697

 (2) Includes amortization of acquired intangibles as follows:

	Three months ended
	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018	June 30, 2018	Mar 31, 2018	Dec 31, 2017
	(in thousands)
Cost of revenues	$1,707	$1,588	$1,683	$1,447	$1,241	$1,120	$1,106	$1,106

The following table sets forth selected unaudited quarterly statements of operations data as a percentage of total revenues for each of the eight quarters ended September 30, 2019.

	Three months ended
	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018	June 30, 2018	Mar 31, 2018	Dec 31, 2017
Revenues
Subscription solutions	42.4%	42.3%	43.8%	38.8%	44.6%	45.2%	46.7%	42.2%
Merchant solutions	57.6%	57.7%	56.2%	61.2%	55.4%	54.8%	53.3%	57.8%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues
Subscription solutions	8.5%	8.2%	8.7%	7.8%	9.8%	10.0%	10.8%	8.9%
Merchant solutions	36.0%	35.3%	35.0%	38.2%	34.7%	34.1%	31.4%	36.7%
	44.5%	43.5%	43.7%	46.0%	44.5%	44.1%	42.2%	45.6%
Gross profit	55.5%	56.6%	56.3%	54.0%	55.4%	55.9%	57.8%	54.4%
Operating expenses:
Sales and marketing	29.8%	32.9%	32.8%	27.7%	33.9%	35.7%	35.4%	30.1%
Research and development	23.1%	23.6%	23.8%	19.5%	22.8%	22.2%	22.3%	18.1%
General and administrative	11.6%	11.0%	10.8%	9.6%	10.3%	10.6%	9.6%	8.9%
	64.5%	67.5%	67.4%	56.8%	67.0%	68.5%	67.3%	57.1%
Loss from operations	(9.1)%	(10.9)%	(11.2)%	(2.8)%	(11.6)%	(12.6)%	(9.5)%	(2.7)%
Other income	2.9%	3.0%	3.6%	2.3%	3.0%	2.8%	2.1%	1.4%
Loss before income taxes	(6.3)%	(7.9)%	(7.5)%	(0.4)%	(8.6)%	(9.8)%	(7.4)%	(1.3)%
Provision for income taxes	12.4%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Net loss	(18.6)%	(7.9)%	(7.5)%	(0.4)%	(8.6)%	(9.8)%	(7.4)%	(1.3)%

We believe that year-over-year comparisons are more meaningful than our sequential results due to seasonality in our business. While we believe that this seasonality has affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date. Our merchant solutions revenues are directionally correlated with our merchants' GMV. Our merchants' GMV typically increases during the holiday season. As a result, we have historically generated higher merchant solutions revenues in our fourth quarter than in other quarters. As a result of the continued growth of our merchant solutions offerings, we believe that our business may become more seasonal in the future, and that historical patterns in our business may not be a reliable indicator of our future performance.

Quarterly Revenue and Gross Margin Trends

Revenues experienced a seasonal decrease in our first quarters as buyers typically reduce their spending following the holiday season resulting in a seasonal decrease in GMV per merchant, which was not completely offset by merchant and MRR growth. Subsequently, revenues have increased in each of the next three quarters as a result of merchant, MRR, and overall GMV growth. Our merchants have processed additional GMV during the fourth quarter holiday seasons, and as a result we have generated higher merchant solutions revenues in our fourth quarters compared to other quarters. As a result of the continued growth of our merchant solutions offerings, we believe that our business may become more seasonal in the future.

Our gross margin percentage has varied over the past eight quarters and is generally driven by the mix between our higher margin subscription solutions revenue and lower margin merchant solutions revenue. While our total revenues have increased in recent periods, the mix has shifted towards merchant solutions revenue, most notably in the fourth quarter due to higher holiday volume of orders facilitated and the resulting Shopify Payments revenue during this period. We expect this overall trend to continue over time.

Quarterly Operating Expenses Trends

Total operating expenses have increased sequentially for each period presented primarily due to the addition of personnel in connection with the expansion of our business as well as additional marketing initiatives to attract potential merchants.

Key Balance Sheet Information

	September 30, 2019	December 31, 2018
	(in thousands)
Cash, cash equivalents and marketable securities	$2,667,182	$1,969,670
Total assets	3,188,935	2,254,785
Total liabilities	368,876	164,017
Total non-current liabilities	109,135	25,329

Total assets increased $934.2 million as at September 30, 2019 compared to December 31, 2018, principally due to a $697.5 million increase in cash, cash equivalents and marketable securities mainly as a result of the public offering in September 2019, which resulted in net proceeds of $688.0 million. The remainder of the increase is due to the adoption of the new lease accounting standard, further discussed in the "Critical Accounting Policies and Estimates" section below, which resulted in the addition of right-of-use assets totaling $96.8 million as at September 30, 2019; a $73.9 million increase in merchant cash advances and loans receivable; a $30.5 million increase in property and equipment, largely related to leaseholds for our offices; a $16.0 million increase in deferred tax assets; a $10.4 million increase in goodwill related to business acquisitions; and a $1.6 million increase in forward contract assets. Total liabilities increased by $204.9 million, principally as a result of the adoption of the new leasing standard, which resulted in $86.2 million of additional lease liabilities related to obtaining right-of-use assets. The increase was also due to income taxes payable of $66.6 million driven largely by the one-time capital gain recognized in the period. Accounts payable and accrued liabilities increased by $42.4 million, which was due to an increase in payroll liabilities and payment processing and interchange fees, partly offset by a decrease in foreign exchange forward contract liabilities. The growth in sales of our subscription solutions offering resulted in an increase of deferred revenue of $9.4 million.

Liquidity and Capital Resources

To date, we have financed our operations primarily through the sale of equity securities, raising approximately $2.7 billion, net of issuance costs, from investors.

In February 2018, the Company completed a public offering, in which it issued and sold 4,800,000 Class A subordinate voting shares at a public offering price of $137.00 per share. The Company received total net proceeds of $647.0 million after deducting offering fees and expenses of $10.6 million.

In July 2018, due to the expiry of our previous short-form base shelf prospectus, we filed a new short-form base shelf prospectus with the securities commissions in each of the provinces and territories of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 with the U.S. Securities and Exchange Commission. The shelf prospectus and registration statement allow Shopify to offer up to $5.0 billion of Class A subordinate voting shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, from time to time during the 25-month period that the shelf prospectus is effective.

In December 2018, the Company completed a public offering, in which it issued and sold 2,600,000 Class A subordinate voting shares at a public offering price of $154.00 per share. The Company received total net proceeds of $394.7 million after deducting offering fees and expenses of $5.7 million.

In September 2019, the Company completed a public offering, in which it issued and sold 2,185,000 Class A subordinate voting shares at a public offering price of $317.50 per share, including the 285,000 Class A subordinate voting shares purchased by the underwriters pursuant to the exercise of the over-allotment option. The Company received total net proceeds of $688.0 million after deducting offering fees and expenses of $5.7 million, net of tax of $1.5 million.
Our principal cash requirements are for working capital and capital expenditures. Excluding current deferred revenue, working capital at September 30, 2019 was $2,699.5 million. Given the ongoing cash generated from operations and our existing cash and cash equivalents, we believe there is sufficient liquidity to meet our current and planned financial obligations over the next 12 months. Our future financing requirements will depend on many factors including our growth rate, subscription renewal activity, the timing and extent of spending to support development of our platform, the expansion of sales and marketing activities, payments related to taxable income, and potential mergers and acquisitions activity. Although we currently are not a party to any material undisclosed agreement and do not have any understanding with any third-parties with respect to potential material investments in, or acquisitions of, businesses or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Cash, Cash Equivalents and Marketable Securities

Cash, cash equivalents, and marketable securities increased by $697.5 million to $2,667.2 million as at September 30, 2019 from $1,969.7 million as at December 31, 2018, primarily as a result of proceeds from the public offering in September 2019, proceeds from the exercise of stock options, and cash provided by our operating activities.
Cash equivalents and marketable securities include money market funds, repurchase agreements, term deposits, U.S. and Canadian federal bonds, corporate bonds, and commercial paper, all maturing within the 12 months from September 30, 2019.

The following table summarizes our total cash, cash equivalents and marketable securities as at September 30, 2019 and 2018 as well as our operating, investing and financing activities for the nine months ended September 30, 2019 and 2018:

	Nine months ended September 30,
	2019	2018
	(in thousands)
Cash, cash equivalents and marketable securities (end of period)	$2,667,182	$1,578,225
Net cash provided by (used in):
Operating activities	$17,727	$67
Investing activities	(29,486)	(566,028)
Financing activities	725,315	669,257
Effect of foreign exchange on cash and cash equivalents	290	(1,552)
Net increase in cash and cash equivalents	713,846	101,744
Change in marketable securities	(16,334)	538,442
Net increase in cash, cash equivalents and marketable securities	$697,512	$640,186

Cash Flows From Operating Activities

Our largest source of operating cash is from subscription solutions. These payments are typically paid to us at the beginning of the applicable subscription period, except for our Shopify Plus merchants who typically pay us at the end of their monthly billing cycle. We also generate significant cash flows from our Shopify Payments processing fee arrangements, which are received on a daily basis as transactions are processed. Our primary uses of cash from operating activities are for third-party payment processing fees, employee-related expenditures, advancing funds to merchants through Shopify Capital, marketing programs, third-party shipping and fulfillment partners, outsourced hosting costs, and leased facilities.

For the nine months ended September 30, 2019, cash provided by operating activities was $17.7 million. This was primarily as a result of our net loss of $125.6 million, which once adjusted for $110.5 million of stock-based compensation expense, $23.0 million of amortization and depreciation, a $15.3 million increase in deferred income taxes, a $11.0 million increase of our provision for uncollectible merchant cash advances and loans, and an unrealized foreign exchange loss of $2.4 million, contributed $5.9 million of positive cash flows. Additional cash of $125.0 million resulted from the following increases in operating liabilities: $61.5 million in income tax assets and liabilities; $53.9 million in accounts payable and accrued liabilities due to payroll liabilities and payment processing and interchange fees; $9.0 million in deferred revenue due to the growth in sales of our subscription solutions; and $0.6 million in lease assets and liabilities as a result of receiving payment for certain inducements. These were offset by $113.2 million of cash used resulting from the following increases in operating assets: $84.9 million in merchant cash advances and loans as we continue to grow Shopify Capital; $25.2 million in trade and other receivables, and $3.1 million in other current assets driven primarily by an increase in prepaid expenses.

For the nine months ended September 30, 2018, cash provided by operating activities was $0.1 million. This was primarily as a result of our net loss of $63.0 million, which once adjusted for $68.3 million of stock-based compensation expense, $21.2 million of amortization and depreciation, a $5.0 million increase of our provision for uncollectible merchant cash advances, and an unrealized foreign exchange loss of $0.6 million, contributed $32.1 million of positive cash flows. Additional cash of $56.2 million resulted from the following increases in operating liabilities: $44.2 million in accounts payable and accrued liabilities; $6.7 million in deferred revenue; and $5.3 million in lease liabilities. These were offset by $88.2 million of cash used resulting from the following increases in operating assets: $57.5 million in merchant cash advances; $22.5 million in trade and other receivables; and $8.3 million in other current assets.

Cash Flows From Investing Activities

Cash flows used in investing activities are primarily related to the purchase and sale of marketable securities, leasehold improvements and furniture and fixtures to support our expanding infrastructure and workforce, business acquisitions, purchases of computer equipment, and software development costs eligible for capitalization.
Net cash used in investing activities in the nine months ended September 30, 2019 was $29.5 million, which was driven by $43.4 million used to purchase property and equipment, which primarily consisted of expenditures on leasehold improvements, $12.5 million used to make business acquisitions, and $5.5 million used for purchasing and developing software to add functionality to our platform and support our expanding merchant base, offset by net maturities of $31.8 million in marketable securities.

Net cash used in investing activities in the nine months ended September 30, 2018 was $566.0 million, reflecting net purchases of $529.6 million in marketable securities. Cash used in investing activities also included $20.4 million used to purchase property and equipment, which primarily consisted of expenditures on leasehold improvements, $12.3 million used for purchasing and developing software, and $3.7 million used to make a business acquisition.

Cash Flows From Financing Activities

To date, cash flows from financing activities have related to proceeds from private placements, public offerings, and exercises of stock options.

Net cash provided by financing activities in the nine months ended September 30, 2019 was $725.3 million driven mainly by the $688.0 million raised by our September 2019 public offering, and $37.3 million in proceeds from the issuance of Class A subordinate voting shares and Class B multiple voting shares as a result of stock option exercises. This compares to $669.3 million for the same period in 2018 of which $647.0 million was raised by our February 2018 public offering while the remaining $22.3 million related to stock option exercises.

Contractual Obligations and Contingencies

Our principal commitments consist of obligations under our operating leases for office space. The following table summarizes our contractual obligations as of September 30, 2019:

	Payments Due by Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	(in thousands)
Bank indebtedness	$—	$—	$—	$—	$—
Operating lease and unconditional purchase obligations(1)	34,504	89,371	79,956	328,699	532,530
Total contractual obligations	$34,504	$89,371	$79,956	$328,699	$532,530

(1) Consists of payment obligations under our office leases as well as other unconditional purchase obligations.

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements, other than operating leases and other unconditional purchase obligations (which have been disclosed above under "Contractual Obligations and Contingencies").

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to a variety of risks, including foreign currency exchange fluctuations, changes in interest rates, concentration of credit and inflation. We regularly assess currency, interest rate and inflation risks to minimize any adverse effects on our business as a result of those factors.

Foreign Currency Exchange Risk

While the majority of our revenues are denominated in USD, a significant portion of operating expenses are incurred in CAD. As a result, our earnings are adversely affected by an increase in the value of the CAD relative to the USD. Foreign currency forward contracts are used to hedge against the earning effects of such fluctuations.

Effect of Foreign Exchange Rates

The following non-GAAP financial measure converts our revenues, cost of revenues, operating expenses, and loss from operations using the comparative period's monthly average exchange rates:

	Nine months ended September 30,
	2019			2018
	GAAP Amounts As Reported	Exchange Rate Effect (1)	At Prior Year Effective Rates (2)	GAAP Amounts As Reported
	(in thousands)
Revenues	$1,073,013	$482	$1,073,495	$729,367
Cost of revenues	(471,261)	(886)	(472,147)	(318,843)
Operating expenses	(712,820)	(4,101)	(716,921)	(492,986)
Loss from operations	$(111,068)	$(4,505)	$(115,573)	$(82,462)

(1) Represents the increase or decrease in GAAP amounts reported resulting from using the comparative period's effective CAD-USD foreign exchange rates.
(2) Represents the outcome that would have resulted if the comparative period's effective CAD-USD foreign exchange rates are applied to the current reporting period.

This effect of foreign exchange rates on our consolidated statements of operations disclosure is a supplement to our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP. We have provided the above non-GAAP disclosure as we believe it presents a clearer comparison of our period to period operating results by removing the impact of fluctuations in the CAD to USD exchange rate and to assist investors in understanding our financial and operating performance. Non-GAAP financial measures are not recognized measures for financial statement presentation under U.S. GAAP, do not have standardized meanings, and may not be comparable to similar measures presented by other public companies. Such non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with U.S. GAAP.

Interest Rate Sensitivity

We had cash, cash equivalents and marketable securities totaling $2,667.2 million as of September 30, 2019. The cash and cash equivalents are held for operations and working capital purposes. Our investments are made for capital preservation purposes. We do not enter into investments for trading or speculative purposes.

Our cash equivalents and our portfolio of marketable securities are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates. Our future investment income may fall short of our expectations due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. However, because we classify our debt securities as "held to maturity," no gains or losses are recognized due to changes in interest rates unless such securities are sold prior to maturity or declines in fair value are determined to be other than temporary.

Concentration of Credit Risk

The Company’s cash and cash equivalents, marketable securities, trade and other receivables, merchant cash advances and loans receivable, and foreign exchange derivative products subject the Company to concentrations of credit risk. Management mitigates this risk associated with cash and cash equivalents by making deposits and entering into foreign exchange derivative products only with large banks and financial institutions that are considered to be highly credit worthy. Management mitigates the risks associated with marketable securities by adhering to its investment policy, which stipulates minimum rating requirements, maximum investment exposures and maximum maturities. Due to the Company’s diversified merchant base, there is no particular concentration of credit risk related to the Company’s trade and other receivables and merchant cash advances and loans receivable. Trade and other receivables and merchant cash advances and loans receivable are monitored on an ongoing basis to ensure timely collection of amounts. The Company has mitigated some of the risks associated with Shopify Capital by entering into an agreement with a third party to insure some of the merchant cash advances offered by Shopify Capital. There are no receivables from individual merchants accounting for 10% or more of revenues or receivables.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

Management of the Company, under the supervision of the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), is responsible for establishing and maintaining disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company, including its consolidated subsidiaries, is made known to the CEO and CFO to ensure appropriate and timely decisions are made regarding public disclosure.

Management of the Company, under the supervision of the Company's CEO and CFO, is responsible for establishing and maintaining adequate internal control over the Company's financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP.

The Company's CEO and CFO certified the Company's annual report on Form 40-F for the year ended December 31, 2018, as required by Section 302 and Section 906 of the United States Sarbanes-Oxley Act of 2002 ("SOX"). The Company relied on the statutory exemption contained in section 8.1 of National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"), which allows it to file with the Canadian securities regulatory authorities the certificates required under SOX as soon as practicable after such certificates are filed with or furnished to the SEC.

As of September 30, 2019, the Company's CEO and CFO were satisfied with the effectiveness of the Company's disclosure controls and procedures. In accordance with the Canadian Securities Administrators NI 52-109, the Company has filed interim certificates signed by the CEO and the CFO that, among other things, report on the appropriateness of the financial disclosure, the design of disclosure controls and procedures, and the design of internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

During the period covered by this quarterly report, there were no significant changes in the Company's internal control over financial reporting, or any other factors that could significantly affect such internal control, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. In the preparation of these consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we re-evaluate these estimates on an ongoing basis.

Other than the adoption of ASU No. 2018-15, Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract and the new leasing standard described below, there have been no significant changes in our critical accounting policies and estimates during the nine months ended September 30, 2019 as compared to the critical accounting policies and estimates described in our most recent annual consolidated financial statements.

In February 2016, the Financial Accounting Standards Board issued ASU No. 2016-02, Leases (Topic 842), which requires a lessee to record a right-of-use asset and a corresponding lease liability, initially measured at the present value of the lease payments, on the balance sheet for all leases with terms longer than 12 months, as well as the disclosure of key information about leasing arrangements. The standard requires recognition in the statement of operations of a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. This standard also requires classification of all cash payments within operating activities in the statement of cash flows. In July 2018, the Financial Accounting Standards Board issued ASU No. 2018-11, Leases - Targeted Improvements, which provides an additional transition method.

The Company adopted the new leasing standard effective January 1, 2019, using the modified retrospective approach and applying the transition method which does not require adjustments to comparative periods nor require modified disclosures in the comparative periods. The Company elected the package of practical expedients to not reassess whether a contract is or contains a lease, lease classification, and initial direct costs for contracts that expired or existed prior to the effective date. As the lessee to material operating leases, the most significant impact of adoption of the new leasing standard relates to the recognition of right-of-use assets of $91.1 million and lease liabilities of $103.3 million as of January 1, 2019 for the Company's operating leases.

The Company accounts for leases by first determining if an arrangement is a lease at inception. Right-of-use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. The right-of-use assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company's leases do not provide an implicit rate, therefore, the incremental borrowing rate based on the information available at commencement date was used to determine the present value of lease payments. The right-of-use assets exclude lease incentives, which are accounted as a reduction of lease liabilities if they have not yet been received. The Company's lease terms may include options to extend or terminate the lease. These options are included in the lease terms when it is reasonably certain they will be exercised. Lease expense related to lease components is recognized on a straight-line basis over the lease term.

The Company's lease agreements include lease and non-lease components, which are accounted for separately under Topic 842. Variable lease components and non-lease components are excluded from the lease payments used to calculate the right-of-use assets and lease liabilities. As the Company previously included non-lease components in the calculation of lease incentives under Topic 840, the transition to Topic 842 resulted in an $8.4 million cumulative adjustment to reduce opening accumulated deficit.

Recently Issued Accounting Pronouncements Not Yet Adopted

See "Recent Accounting Pronouncements Not Yet Adopted" described in Note 3 of the Notes to the Condensed Consolidated Financial Statements.

Shares Outstanding

Shopify is a publicly traded company listed on the New York Stock Exchange (NYSE: SHOP) and on the Toronto Stock Exchange (TSX: SHOP). As of October 24, 2019 there were 103,659,632 Class A subordinate voting shares issued and outstanding, and 12,232,572 Class B multiple voting shares issued and outstanding.

As of October 24, 2019 there were 1,594,522 options outstanding under the Company’s Fourth Amended and Restated Incentive Stock Option Plan, of which 1,589,207 were vested as of such date. Each such option is or will become exercisable for one Class B multiple voting share. As of October 24, 2019 there were 2,331,769 options outstanding under the Company’s Amended and Restated Stock Option Plan, of which 1,024,256 were vested as of such date. Each such option is or will become exercisable for one Class A subordinate voting share. As of October 24, 2019 there were 2,347,335 options outstanding under the 6 River Systems 2016 Amended and Restated Stock Option and Grant Plan, which the Company assumed on closing of its acquisition of 6 River Systems, Inc. on October 17, 2019. Of these options, 1,250 were vested as of such date. In aggregate, these 2,347,335 options are or will become exercisable for 88,665 Class A subordinate voting shares.

As of October 24, 2019 there were 2,084,240 RSUs and 673 DSUs outstanding under the Company’s Amended and Restated Long Term Incentive Plan. Each such RSU or DSU will vest as one Class A subordinate voting share.